June 20, 2011


Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549


Re:  NASB Financial, Inc.
     Form 8-K
     Filed May 11, 2011
     File Number: 000-24033


Dear Sir or Madam:

This letter is in response to your letter dated June 6, 2011. We are currently trying to complete our Form 10-Q/A filing for the fiscal quarter ended December 31, 2010 and our Form 10-Q filing for the fiscal quarter ended March 31, 2011. We plan to respond to your letter by June 30, 2011.

If you have additional questions or comments, you may contact me via telephone at 816-765-2200 or via e-mail at rnyhus@nasb.com.


Sincerely,

/s/ Rhonda Nyhus

Rhonda Nyhus
Vice President and Treasurer